VNU

[redacted]

03032753

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL RECEIVED OCT 16 2003 SECTION 181 WASH. D.C.

Date	October 8, 2003
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release:

- **VNU TO CONTINUE ACNIELSEN'S EUROPEAN CUSTOMIZED RESEARCH BUSINESS**

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

With kind regards,
VNU bv

c/o

Rob de Meel
SVP

dw 10/23

1.1.001 02.99

vnu

ADR file number 82-2876

Press release

Date October 8, 2003

VNU TO CONTINUE ACNIELSEN'S EUROPEAN CUSTOMIZED RESEARCH BUSINESS

Haarlem, The Netherlands - VNU, a leading international information and media company, today announced the completion of its strategic review of ACNielsen's European Customized Research business which it commenced earlier this year. VNU has concluded that shareholder value will be maximized from continued ownership of its Customized Research activities and their development within a strategy leveraging the company's Customized Research proprietary assets and capabilities.
At the beginning of the year, VNU also announced the strategic reevaluation of Claritas Europe. This review process has not yet been completed.

VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 4.3 billion in 2002. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com